Asia Pacific Wire & Cable Corporation Limited
Announces Final Results of the Rights Offering

Taipei, Taiwan, February 26, 2026 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (“APWC” or “Company”) (NASDAQ: APWC) today announced the successful completion and final results of its rights offering, as described in the rights offering prospectus filed December 18, 2025 with the Securities and Exchange Commission ("Rights Offering"). Of the 20,616,227 maximum issuable shares, shareholders exercising their basic and over-subscription rights acquired 18,165,738 Common Shares and the remaining 2,450,489 Common Shares unsubscribed ("Remainder Shares") were placed prior to the Rights Offering's expiration on February 20, 2026, generating gross proceeds of $34.2 million. Following the issuance of the shares acquired in the Rights Offering, APWC has issued 41,243,554 Common Shares, with 41,232,454 Common Shares outstanding and 11,100 Common Shares held in Treasury.

The successful sale of the Remainder Shares marked 100% target completion of the maximum shares issuable in the Rights Offering, all at the price of $1.66 per share.

The successful and swift completion of the Rights Offering marks an important first step in APWC’s growth strategies. The proceeds will provide funding for APWC’s expansion of manufacturing capacity in Southeast Asia, planned entry into North America, and for the acquisition of key products and technologies to drive long-term growth. APWC is well positioned to secure new orders, deepen customer relationships, and scale up operations as the global supply chain pivots, providing a long and visible runway for sustainable growth.

About Asia Pacific Wire & Cable Corporation Limited:
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, PEWC, and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement:

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the SEC and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com